UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OVID THERAPUETICS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
690469101
(CUSIP Number)
October 8, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690469101

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,781,996
	(6)	Shared voting power 5,750,000
	(7)	Sole dispositive power 1,781,996
	(8)	Shared dispositive power 5,750,000
(9)	Aggregate amount beneficially owned by each reporting person 7,531,996 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 15.8% (2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceutical Company Limited’s beneficial ownership of the Issuer’s Common Stock is comprised of 1,781,996 shares of Common Stock that it holds directly and 5,750,000 shares of Common Stock held directly by Millennium Pharmaceuticals, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (58.09%) and Takeda Pharmaceuticals International AG (41.91%). Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on 47,816,434 shares of Common Stock outstanding as of November 6, 2019 as reported on the Issuer’s Form 10-Q filed on November 8, 2019.

CUSIP No. 604749101

(1)	Names of reporting persons Millennium Pharmaceuticals, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,750,000
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,750,000
(9)	Aggregate amount beneficially owned by each reporting person 5,750,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12% (1)
(12)	Type of reporting person (see instructions) CO

(1) Based on 47,816,434 shares of Common Stock outstanding as of November 6, 2019 as reported on the Issuer’s Form 10-Q filed on November 8, 2019.

Item 1(a)	Name of issuer:
Ovid Therapeutics Inc.

Item 1(b)	Address of issuer’s principal executive offices:
1460 Broadway, Suite 15044 New York, New York 10036

Item 2(a)	Name of person filing:
Takeda Pharmaceutical Company Limited
Millennium Pharmaceuticals, Inc.

Item 2(b)	Address of principal business office or, if none, residence:
Takeda Pharmaceutical Company Limited – 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8668, Japan
Millennium Pharmaceuticals, Inc. – 40 Landsdowne Street, Cambridge, MA 02139

Item 2(c)	Citizenship:
Takeda Pharmaceutical Company Limited – Japan
Millennium Pharmaceuticals, Inc. – United States

Item 2(d)	Title of class of securities:
Common Shares, par value $0.001 per share

Item 2(e)	CUSIP No.:
690469101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.
The percentages used herein and in this Item 4 are calculated based on Based on 47,816,434 shares of Common Stock outstanding as of November 6, 2019 as reported on the Issuer’s Form 10-Q filed on November 8, 2019.

Item 5.	Ownership of 5 Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Corporate Officer, Global General Counsel

MILLENNIUM PHARMACEUTICALS, INC.

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit 99.1	Identification of the subsidiary which acquired the security being reported on by the parent holding company

Exhibit 99.2	Joint Filing Agreement